06005400

S

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Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 0 2 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41161

AB 3/30

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** (MM/DD/YY) AND ENDING **December 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Millenco**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 8th Floor

(No. and Street)

New York	**New York**	**10103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Williams **212 – 841 - 4125**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 16 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ____________________, 20________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on Internal Control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to Millenco, L.P. at and for the year ended December 31, 2005 are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Millennium Management, L.L.C.
General Partner

Israel A. Englander
Chief Executive Officer

Robert A. Williams
Chief Financial Officer

Sworn to before me

This 27th day of February, 2006

Notary Public

Danielle Scotto
Notary Public, State of New York
No. 01SC6119482
Qualified in Kings County
Commission Expires Nov 29, 2008

STATEMENT OF FINANCIAL CONDITION

Millenco, L.P.

December 31, 2005
with Report of Independent Registered Public Accounting Firm

Millenco, L.P.

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of Millenco, L.P.

We have audited the accompanying statement of financial condition of Millenco, L.P. (the "Partnership") as of December 31, 2005. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Millenco, L.P. at December 31, 2005 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2006

Millenco, L.P.

Statement of Financial Condition

December 31, 2005
(In thousands)

Assets	
Receivable from clearing organizations	$ 2,289,321
Securities owned, at market value	4,968,864
Securities borrowed	2,055,458
Other assets	25,704
	$ 9,339,347
Liabilities and partners' capital	
Securities sold, not yet purchased, at market value	$ 4,051,896
Securities loaned	1,815,245
Payable to Millennium Partners, L.P.	1,219,039
Other liabilities	21,216
	7,107,396
Partners' capital	2,231,951
	$ 9,339,347

See accompanying notes.

Millenco, L.P.

Notes to Statement of Financial Condition

December 31, 2005
(In thousands)

1. Organization

Millenco, L.P. (the "Partnership"), a Delaware limited partnership, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the American Stock Exchange. The Partnership engages in proprietary securities transactions and clears all trades on a fully disclosed basis through its clearing brokers.

Millennium Management, LLC ("Management") is the general partner and Millennium Partners, L.P. ("MLP") is the limited partner.

2. Significant Accounting Policies

Transactions in securities are recorded on a trade date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased are recorded at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including cost, valuation of similar instruments, and the financial condition of the issuer.

Interest and dividends are accounted for on an accrual basis. Related receivables and payables are included in other assets and other liabilities on the statement of financial condition.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Partnership to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Partnership. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

3. Receivable from Clearing Organizations

Receivable from clearing organizations represent net cash and margin debt balances with the Partnership's clearing brokers, proceeds from securities sold short, and amounts receivable or payable for securities transactions that have not settled at December 31, 2005. The cash at the clearing brokers related to securities sold short is restricted.

A source of the Partnership's short-term financing is provided by its clearing brokers from which it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

4. Related Party Transactions

Certain affiliates provide trading and accounting services and incur other administrative expenses on the Partnership's behalf without charge. In addition, MLP advances funds to the Partnership. These advances totaled $1,219,039 at December 31, 2005 and are payable upon demand and are non-interest bearing.

5. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of the following at December 31, 2005:

	Owned	Sold, Not Yet Purchased
Equities	$ 4,547,967	$ 3,840,003
Corporate bonds	172,625	18,009
Options	248,272	193,884
	$ 4,968,864	$ 4,051,896

Securities owned may be pledged to the clearing brokers on terms which permit the clearing brokers to sell or repledge the securities to others subject to certain limitations.

6. Net Capital Requirement

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Partnership has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Partnership maintain minimum net capital, as defined, of $250. At December 31, 2005, the Partnership had net capital of $1,062,213 which exceeded its requirement by $1,061,963.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under arrangements with clearing brokers, the Partnership is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2005, the Partnership was in compliance with all such requirements.

7. Income Taxes

No federal, state or local income taxes have been provided at the Partnership level since the partners are individually liable for the taxes on their share of the Partnership's income.

8. Contingencies

On December 1, 2005, MLP entered into a civil settlement agreement (the "Settlement Agreement") with the New York State Attorney General and the United States Securities and Exchange Commission relating to certain practices that have been characterized as "late trading" and "market timing" of mutual fund shares in years 2003 and prior. Under the terms of the Settlement Agreement, MLP and its affiliates agreed to pay $148 million in disgorgement which was expensed by MLP in 2005. In addition, three members of MLP's management and one trader agreed to certain administrative sanctions and to pay $32.2 million in civil money penalties. MLP and the individuals consented to the related findings without admitting or denying the allegations. This settlement had no financial effect on the Partnership.

8. Contingencies (continued)

In December 2003, Renaissance Technologies Corporation ("Renaissance") commenced an action in New York Supreme Court against MLP, Management and two MLP traders, seeking injunctive relief and money damages. Renaissance alleges that MLP hired two traders in an attempt to induce them to breach confidentiality obligations owed to Renaissance, their former employer. MLP, the two traders, and Renaissance have all separately filed motions for summary judgment, which have not yet been ruled on. MLP is vigorously defending itself in this matter.

9. Commitments

Securities sold, not yet purchased represent obligations of the Partnership to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future market values may exceed the amount reflected in the statement of financial condition. The Partnership may, at its discretion, purchase the securities at prevailing market prices at anytime.

In the normal course of business, the Partnership enters into transactions in order to reduce its exposure to market risk in connection with its proprietary trading activities. These transactions include futures and the writing of option contracts. These contracts are valued at market. The Partnership monitors its positions to reduce the risk of potential loss due to changes in market value or failure of counterparties to perform.

As a writer of options, the Partnership receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instrument underlying the option. As a result of writing option contracts, the Partnership is obligated to purchase or sell at the holder's option, the underlying financial instrument.

9. Commitments (continued)

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The amounts disclosed below represent the end of year fair value of the Partnership's derivative financial instruments and are included in receivable from clearing organizations, net on the statement of financial condition.

	Fair Value at December 31, 2005	
	Asset	**Liability**
Futures contracts	$ 14,943	$ 11,258
Options purchased	248,272	-
Options written	-	193,884

The Partnership had margin requirements for futures contracts of $39,939 at December 31, 2005, which were satisfied by cash on deposit.

The Partnership clears its securities transactions through major financial services firms. Trades pending at December 31, 2005 were settled without adverse effect on the Partnership's financial condition.

10. Fair Value of Financial Instruments

The fair value of the Partnership's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.